UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:    333-41040

NUVOX, INC.

(Exact name of registrant as specified in its charter)

16090 Swingley Ridge Road, Suite 500 Chesterfield, Missouri 63017 (636) 537-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01* Options to Purchase Common Stock Series A Preferred Stock, par value $0.01 Warrants to purchase Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01: 147 Options to Purchase Common Stock: 180 Series A Preferred Stock, par value $0.01: 62 Warrants to purchase Common Stock: 189

Pursuant to the requirements of the Securities Exchange Act of 1934, NuVox, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 24, 2003	By:	/s/ John P. Denneen
Name: John P. Denneen Title: Executive Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

*        On July 9, 2002, as part of an overall financing, NuVox effected a plan of recapitalization in which each then outstanding share of common stock was converted into the right to receive 1/100 of a share of common stock and the then outstanding shares of NuVox preferred stock were converted into shares of NuVox common stock at their then existing conversion ratios.